UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clear Channel Outdoor Holdings, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

18451C109

(CUSIP number)

Robert H. Walls, Jr.

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

200 East Basse Road

San Antonio, Texas 78209

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	SCHEDULE 13D	Page 2 of 13
CUSIP No. 18451C109

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.9% (see item 5)
(14)	Type of reporting person (see instructions) CO

	SCHEDULE 13D	Page 3 of 13
CUSIP No. 18451C109

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.9% (see item 5)
(14)	Type of reporting person (see instructions) OO

	SCHEDULE 13D	Page 4 of 13
CUSIP No. 18451C109

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.9% (see item 5)
(14)	Type of reporting person (see instructions) OO

	SCHEDULE 13D	Page 5 of 13
CUSIP No. 18451C109

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.9% (see item 5)
(14)	Type of reporting person (see instructions) CO

	SCHEDULE 13D	Page 6 of 13
CUSIP No. 18451C109

(1)	Names of reporting persons Clear Channel Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.9% (see item 5)
(14)	Type of reporting person (see instructions) CO

	SCHEDULE 13D	Page 7 of 13
CUSIP No. 18451C109

(1)	Names of reporting persons CC Finco, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.7% (see item 5)
(14)	Type of reporting person (see instructions) OO

	SCHEDULE 13D	Page 8 of 13
CUSIP No. 18451C109

(1)	Names of reporting persons Broader Media, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 100,000,000 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 100,000,000 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 100,000,000 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.6%(1) (see item 5)
(14)	Type of reporting person (see instructions) OO

(1)	This percentage represents Broader Media, LLC’s fully diluted ownership assuming all of the 315,000,000 outstanding shares of Class B Common Stock are converted into Class A Common Stock. Broader Media, LLC’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that the 100,000,000 shares of Class B Common Stock owned by Broader Media, LLC are converted to Class A Common Stock and that no other shares of Class B Common Stock are converted to Class A Common Stock, is 67.9%.

	SCHEDULE 13D	Page 9 of 13
CUSIP No. 18451C109

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2015, as amended by Amendment No. 1 filed with the Commission on December 10, 2015 (the “Schedule 13D”) by the Reporting Persons named therein. Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D, as amended to the date hereof.

This Amendment is being filed to report the adoption of a plan or proposal which could result in the disposition of securities of the Issuer currently held by the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

On March 15, 2017, iHeartCommunications announced the commencement of the Exchange Offers (as defined below). The Exchange Offers contemplate transactions which could result in the disposition of the securities of the Issuer held by the Reporting Persons or could result in certain other events described in paragraphs (a) through (j) of this Item.

Overview of Exchange Offers

On March 15, 2017, iHeartMedia, iHeartCommunications and CC Outdoor Holdings, Inc. (“CCO Holdings”) commenced a series of exchange offers (the “Notes Exchange Offers”) to exchange certain of the outstanding notes of iHeartCommunications (the “Existing Notes”) for newly-issued securities of iHeartMedia, iHeartCommunications and CCO Holdings. Concurrently with the launch of the Notes Exchange Offers, iHeartCommunications commenced private offers (the “Term Loan Offers”) to eligible lenders under iHeartCommunications’ Term Loan D and Term Loan E facilities (the “Existing Term Loans”) to (depending on the scenario) amend or exchange the Existing Loans for new securities of iHeartMedia, iHeartCommunications, CCO Holdings and Broader Media. Together, the Notes Exchange Offers and the Term Loan Offers are referred to herein as the “Exchange Offers.” CCO Holdings is a newly-formed entity that will hold an approximate 89.9% equity interest in the Issuer if the Exchange Offers meet the High Participation Threshold (as defined below).

The type and amount of securities that are issued at the closing of the Exchange Offers will depend on the participation level in the Notes Exchange Offers and the Term Loan Offers.

If the Exchange Offers close into the High Participation Scenario (as defined below), all of the Class A Common Stock and Class B Common Stock held by the Reporting Persons will be disposed of in a series of transactions resulting in the separation of the Issuer from iHeartMedia. The High Participation Scenario contemplates, among other things, a series of transactions in which all of the Issuer’s Class A Common Stock and Class B Common Stock currently held by the Reporting Persons will be contributed to CCO Holdings, and CCO Holdings will subsequently become an independent company through the transfer by iHeartCommunications of CCO Holdings Class B common stock to the debt holders participating in the Exchange Offers, the distribution by iHeartCommunications of CCO Holdings’ Class A common stock to iHeartMedia and the subsequent distribution by iHeartMedia of CCO Holdings Class A common stock to the holders of iHeartMedia’s Class A common stock, Class B common stock and Class C common stock. Prior to the completion of such transactions, the Reporting Persons anticipate that all of the Issuer’s Class B Common Stock currently held by them would be converted into the Issuer’s Class A Common Stock in accordance with the Issuer’s certificate of incorporation.

The separation of the Issuer from iHeartMedia will not occur at closing in any of the Mid Participation Scenario, the Low Participation Scenario or the Term Loans Only Scenario (each as defined below). If the transactions close into the Mid Participation Scenario or the Low Participation Scenario, iHeartMedia may seek to consummate a transaction similar to the contemplated separation of the Issuer from iHeartMedia in the future. Any such transaction would be subject to the condition that iHeartCommunications makes a repurchase offer to the holders of new iHeartCommunications notes issued in the Mid Participation Scenario or the Low Participation Scenario. If the transactions close into the Mid Participation Scenario, the Low Participation Scenario or the Term Loans Only Scenario, Broader Media will issue contingent value rights (“CVRs”) to the participating lenders of the Existing Term Loans. The CVRs will provide credit support to the holders of such CVRs, and the obligations of Broader Media under such CVRs will be secured by the Issuer’s Common Stock held by Broader Media. If the Exchange Offers close into the High Participation Scenario, the CVRs will be terminated prior to such closing.

The Notes Exchange Offers are being made pursuant to an offering circular and consent solicitation statement (the “Offering Circular”) dated March 15, 2017, and are exempt from registration under the Securities Act of 1933, as amended.

	SCHEDULE 13D	Page 10 of 13
CUSIP No. 18451C109

High Participation Scenario; Spin-Off of Class A Common Stock and Class B Common Stock

The “High Participation Scenario” refers to the transactions which will occur pursuant to the Exchange Offers if the level of participation by all holders of Existing Notes in the Notes Exchange Offers and the level of participation by eligible lenders under the Existing Term Loans in the Term Loan Offers together generate sufficient reductions in the aggregate principal amount of iHeartCommunications’ indebtedness, sufficient reductions in iHeartCommunications’ cash interest payment obligations under that indebtedness, and sufficient extensions to the maturities of that indebtedness to enable iHeartMedia’s board of directors, in its sole judgment, to determine that there are no legal restrictions on its ability to declare the dividend of shares of the Issuer to effect the separation of iHeartMedia from the Issuer through the Spin-Off (as defined below) (the “High Participation Threshold”), and certain conditions to the Exchange Offers are satisfied.

In the High Participation Scenario, debt holders participating in the Notes Exchange Offers will exchange their Existing Notes for new iHeartCommunications debt, warrants to purchase iHeartMedia Class D Common Stock (“Warrants”) and shares of CCO Holdings Class B Common Stock, and participating lenders in the Term Loan Exchange Offers will exchange their Existing Term Loans for new iHeartMedia term loans, Warrants and shares of CCO Holdings Class B Common Stock. At the time of the closing of the Exchange Offers, CCO Holdings will own all of the Issuer’s Class A Common Stock and Class B Common Stock currently held by the Reporting Persons, which, as of the date of this Amendment, represents approximately 89.9% of the outstanding common stock of the Issuer. Prior to the completion of such transactions, the Reporting Persons anticipate that all of the Issuer’s Class B Common Stock currently held by them would be converted into the Issuer’s Class A Common Stock in accordance with the Issuer’s certificate of incorporation.

In the High Participation Scenario, iHeartMedia intends to complete a separation of the Issuer from iHeartMedia. This separation will occur in two steps.

The first step of the separation is a series of transactions intended to reorganize iHeartMedia’s equity interests in the Issuer under the ownership of CCO Holdings, as a new holding company the equity of which can be distributed in the Exchange Offers and Spin-Off (as defined below). First, iHeartCommunications will cause the distribution of all of the 10,726,917 shares of the Issuer’s Class A Common Stock and the 315,000,000 shares of the Issuer’s Class B Common Stock held by iHeartMedia’s subsidiaries (including CC Finco and Broader Media) to iHeartCommunications (the “First Internal Distribution”) and then contribute such shares to CCO Holdings (the “Contribution”) in exchange for all of CCO Holdings’ Class A common stock and Class B Common Stock. Upon completion of the Contribution, CCO Holdings will hold all of the Issuer’s common stock currently held by the reporting persons. In connection with the consummation of the Exchange Offers, iHeartCommunications will transfer all of CCO Holdings’ Class B Common Stock to the debt holders of iHeartCommunications participating in the Exchange Offers, and CCO Holdings’ Class A common stock will be distributed by iHeartCommunications to Capital I and further distributed until owned directly by iHeartMedia (the “Second Internal Distribution”), making CCO Holdings a direct non-wholly owned subsidiary of iHeartMedia and no longer consolidated with iHeartCommunications.

If, following the Expiration Time (as defined in the Offering Circular), iHeartCommunications expects that the High Participation Threshold will be achieved and the conditions to the High Participation Scenario will be satisfied, it expects that, subject to CCOH maintaining a minimum working capital threshold following the Reorganization Transactions, the Issuer will declare a conditional dividend (the “Conditional Dividend”) in an amount necessary to permit the repayment in full of the Issuer’s intercompany note due from iHeartCommunications at the closing of the Exchange Offers. The First Internal Distribution, the Contribution, the Second Internal Distribution and the Conditional Dividend are collectively referred to herein as the “Reorganization Transactions.”

The second step of the separation would be a distribution by iHeartMedia of all of the outstanding shares of CCO Holdings’ Class A common stock to the holders of iHeartMedia’s Class A common stock, Class B common stock and Class C common stock on a pro rata basis (the “Spin-Off”). Holders of Warrants or of the underlying iHM Class D Common Stock will have no right to participate in the Spin-Off. The Spin-Off will occur upon the effectiveness of a registration statement to be filed with the Commission by CCO Holdings relating to the Spin-Off, which is anticipated to occur after the closing of the Exchange Offers. Following the Spin-Off, iHeartMedia will not own any equity interest in CCO Holdings, and CCO Holdings would operate independently from iHeartMedia, other than with respect to certain transition services.

If the Exchange Offers close into the High Participation Scenario, the Reporting Persons will cease to own any of the Issuer’s Class A Common Stock or Class B Common Stock, and CCO Holdings will own all of the Issuer’s Class A Common Stock currently held by the Reporting Persons and all of the Issuer’s Class A Common Stock issued upon the conversion of the Issuer’s Class B Common Stock currently held by the Reporting Persons. Neither the Reorganization Transactions nor the Spin-Off will occur at closing in the Mid Participation Scenario, the Low Participation Scenario or the Term Loans Only Scenario. If the transactions close into the Mid Participation Scenario or the Low Participation Scenario, iHeartMedia may seek to consummate a transaction similar to the Reorganization Transactions and the Spin-Off in the future. Any such transaction would be subject to the condition that iHeartCommunications makes a repurchase offer to the holders of new iHeartCommunications notes issued in the Mid Participation Scenario or the Low Participation Scenario.

	SCHEDULE 13D	Page 11 of 13
CUSIP No. 18451C109

Mid Participation Scenario, Low Participation Scenario or Term Loans Only Scenario; CVRs based on underlying value of Class B Common Stock held by Broader Media

The “Mid Participation Scenario” refers to the transactions which will occur pursuant to the Exchange Offers if the High Participation Threshold is not achieved but the level of participation by holders of Existing Notes in the Notes Exchange Offers and by eligible lenders of Existing Term Loans in the Term Loan Offers exceeds 50% of the aggregate amount of outstanding indebtedness under the Existing Term Loans and each series of Existing Notes (excluding those owned by iHeartCommunications or any of its affiliates) and exceeds 65% of the aggregate amount of outstanding indebtedness across the Existing Term Loans and the Existing Notes (including those owned by affiliates of iHeartCommunications but not those owned by iHeartCommunications’ subsidiaries) (the “Mid Participation Threshold”), and certain conditions to the Exchange Offers are satisfied.

The “Low Participation Scenario” refers to the transactions which will occur pursuant to the Exchange Offers if neither the High Participation Threshold nor the Mid Participation Threshold is achieved but the aggregate level of participation by holders of Existing Notes in the Notes Exchange Offers and by eligible lenders of Existing Term Loans in the Term Loan Offers exceeds 50% of the aggregate amount of outstanding indebtedness under the Existing Term Loans and each series of Existing Notes (excluding those owned by iHeartCommunications or any of its affiliates) and certain conditions to the Exchange Offers are satisfied.

In either the Mid Participation Scenario or the Low Participation Scenario, participating lenders in the Term Loan Exchange Offers will receive new iHeartCommunications debt and CVRs.

If neither the Mid Participation Scenario nor the Low Participation Scenario occurs, lenders who participate in the Term Loan Offers will receive CVRs in exchange for their consent to certain amendments to the Existing Term Loans upon closing of the Term Loan Offers (the “Term Loans Only Scenario”).

In the event that the Low Participation Threshold is not achieved, lenders who consent to the proposed amendment to iHeartCommunications’ senior secured credit facilities to effect the Term Loan Offers (the “Credit Agreement Amendment”) will receive, upon closing of the Term Loan Offers and subject to the terms and conditions contained in the Term Loan Offers documents, Existing Term Loans with a six-month maturity extension and the benefit of a prepayment premium and a premium payable in the event that the Existing Term Loans are accelerated or otherwise become due prior to their maturity date following an event of default. If the level of participation in the Term Loan Offers exceeds 50% of the aggregate amount of outstanding indebtedness under the Existing Term Loans, all of the Existing Term Loans will be amended to no longer require the absence of a going concern qualification in the delivery of any audited financials.

In addition, in exchange for their consent to the Credit Agreement Amendment, Broader Media is offering to lenders of Existing Term Loans CVRs giving participating lenders credit support from the value of 100,000,000 shares of Class B Common Stock of the Issuer currently held by Broader Media and, in the event that greater than 50% of the aggregate amount of outstanding indebtedness under the Existing Term Loans participates in the Term Loan Offers and the Credit Agreement Amendment becomes effective, approximately 30,000,000 additional shares of Class A Common Stock and Class B Common Stock of the Issuer to be contributed to Broader Media by CC Finco and CC Holdings prior to the closing of the Term Loan Offers. Broader Media will, subject to the terms and conditions contained in the Term Loan Offers documents upon closing of the Term Loan Offers, issue CVRs to participating lenders of Existing Term Loans whether or not the Exchange Offers close and whether or not the Credit Agreement Amendment becomes effective but will cancel them if the Exchange Offers and Term Loan Offers close in the High Participation Scenario. The holders of Existing Term Loans that are affiliates of iHeartCommunications have informed iHeartCommunications that they intend to participate in the Term Loan Offers with respect to all of their Existing Term Loans.

Each CVR will entitle the holder thereof to transfer $1,000 principal amount of Existing Term Loans or New Term Loans, as applicable, to Broader Media for consideration in cash equal to 120% of the principal amount of such indebtedness plus accrued interest, in the event holders of indebtedness of iHeartCommunications in excess of $100 million cause such indebtedness to be accelerated and become due prior to its stated final maturity or certain events of bankruptcy or insolvency with respect to iHeartCommunications occur.

The CVR credit support is expected to include all rights of Broader Media to receive dividends or other payments on the common stock as well as all proceeds, products and supporting obligations with respect to any of the foregoing (other than dividends relating to the payment of the Issuer intercompany note due from iHeartCommunications). However, before the occurrence of a triggering put event, Broader Media will be entitled to retain all cash dividends, interest and other payments made upon or with respect to the common stock. It is expected that the liens on the Issuer’s common stock held by Broader Media created by virtue of the issuance of the CVRs could be automatically released in whole with the consent

	SCHEDULE 13D	Page 12 of 13
CUSIP No. 18451C109

of CVR holders of 90% in principal amount of the CVRs then outstanding. The agreement governing the CVRs is expected to limit Broader Media’s ability to incur indebtedness; incur liens on any shares of the Issuer’s held by Broader Media; sell, transfer or otherwise dispose of the Issuer’s common stock held by Broader Media; and make certain investments and payments.

The CVRs will terminate if the Exchange Offers and Term Loan Offers close in the High Participation Scenario. If the Exchange Offers and Term Loan Offers close in the Mid Participation Scenario or Low Participation Scenario, the CVRs may be terminated if iHeartCommunications makes an offer to repurchase the indebtedness covered by the CVRs to consummate a transaction similar to the Reorganization Transactions and the Spin-Off. There can be no assurance that any payment will be made under the CVRs, or regarding the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur.

Following the consummation of the Exchange Offers in the Mid Participation Scenario, the Low Participation Scenario or the Term Loans Only Scenario, iHeartCommunications and Broader Media would continue to own the Issuer’s Class A Common Stock and the Class B Common Stock currently held by the Reporting Persons.

Prior Transactions

From the time of the IPO until December 3, 2015, CC Holdings owned all 315,000,000 shares of outstanding Class B Common Stock, and held those shares for investment purposes. On December 3, 2015, CC Holdings contributed 100,000,000 shares of Class B Common Stock to Broader Media as an additional contribution to its capital account in Broader Media, in connection with an investment that was intended to benefit iHeartCommunications and all of its subsidiaries (including CC Holdings) by facilitating future financing transactions. If the High Participation Scenario of the Exchange Offers does not occur, the Reporting Persons may engage in other transactions in the future. These future transactions will depend on various factors, including the prices of the securities of the Issuer, the availability and cost of financing, conditions in the capital markets and the financial considerations of the Reporting Persons, and may include, among other things, transferring shares of the Issuer among the Reporting Persons or to other affiliates of the Reporting Persons, engaging in financing, lending, pledging or similar transactions involving the shares of the Issuer and/or otherwise changing the Reporting Persons’ intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

From August 2011 through April 2015, CC Finco acquired 10,726,917 shares of Class A Common Stock for investment purposes. If the High Participation Scenario of the Exchange Offers does not occur, the Reporting Persons may acquire additional shares of Class A Common Stock and other securities of the Issuer or transfer additional shares of Class B Common Stock from time to time for investment purposes or otherwise, or may dispose of any or all of such shares or other securities held by them at any time. The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer.

No Other Current Plans or Proposals; Future Plans or Proposals

Other than the above, the Reporting Persons have no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including, but not limited to, plans to acquire all of the outstanding Class A Common Stock not currently owned by the Reporting Persons, despite the fact that the debt agreements to which iHeartCommunications and CC Holdings are currently subject do not generally permit them to do so, or plans to amend those agreements with the ultimate purpose or effect of enabling them to do so or to participate in such a transaction in a manner that would be permitted by those agreements. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

	SCHEDULE 13D	Page 13 of 13
CUSIP No. 18451C109

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of March 15, 2017, by and among the Reporting Persons.

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the SEC on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2017

Clear Channel Holdings, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartCommunications, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital I, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital II, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

CC Finco, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

Broader Media, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of March 15, 2017, by and among the Reporting Persons

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the SEC on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d–1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with such other undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of the Issuer, and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 15th day of March 2017.

Clear Channel Holdings, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartCommunications, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital I, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital II, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

[Continues on Next Page]

iHeartMedia, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

CC Finco, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

Broader Media, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

[Signature Page to Joint Filing Agreement]